Tailwind Two Acquisition Corp.

150 Greenwich Street, 29th Floor

New York, New York 10006

January 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Ernest Greene, Thomas Jones

Re:	Tailwind Two Acquisition Corp. Registration Statement on Form S-4 Filed November 26, 2021 File No. 333-261378

Ladies and Gentlemen:

This letter sets forth responses of Tailwind Two Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 23, 2021, with respect to the above referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects these revisions. Page numbers in the Company’s responses to the comments below correspond to the page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4 Filed November 26, 2021

Q. Do I have redemption rights?, page xvii

1.	Staff’s comment: We note your disclosure on page xviii and elsewhere throughout your document that certain shareholders have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xix, 17, 86, 138 and 219 to note that no consideration was received in exchange for entering into the agreement.

Company Overview, page 1

2.	Staff’s comment: We note the disclosure on pages 43, 66 and 74 about Terran Orbital. Please revise to balance your disclosure on page 1. For example, we note the disclosure: (1) on page 43 about net losses for the years ended December 31, 2019 and December 31, 2020; (2) the disclosure on page 66 that Terran Orbital does not expect to be profitable in the near future, and may never achieve profitability; and (3) on page 74 about the substantial amount of indebtedness.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 to refer to Terran Orbital’s net losses and profitability expectations as well as New Terran Orbital’s expected indebtedness.

Ownership of New Terran Orbital, page 12

3.	Staff’s comment: Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a tabular presentation relation to redemptions showing a range of redemption scenarios, including an interim redemption level in addition to the minimum and maximum interim redemption levels that you currently present. Also revise to include in your calculations shares issuable upon exercise or conversion of securities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxi through xxiv to show a range of redemption scenarios and the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders.

4.	Staff’s comment: It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. Please also disclose the amounts payable to GS and Jefferies in connection with the PIPE transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the tabular presentation referred to in the response to Comment 3 to disclose the effective underwriting fee on a percentage basis for shares at each redemption level and on page 125 to disclose the amounts payable to GS and Jefferies in connection with the Business Combination, including the PIPE transaction.

Interests of Tailwind Two’s Directors and Executive Officers in the Business Combination, page 16

5.	Staff’s comment: Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17 to 18, 86 and 139 to quantify the aggregate dollar amount and describe the nature of what the sponsor, and the Company’s officers and directors have at risk that depends on completion of a business combination.

6.	Staff’s comment: Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18, 86 and 139 to disclose that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

7.	Staff’s comment: Please clarify the nature and extent of Mr. Stadlen’s interest in the Investor Rights Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages iv, 11, 80, 122, 280 and 282 to clarify the nature and extent of Mr. Stadlen’s interest in the Investor Rights Agreement.

Risk Factors, page 40

8.	Staff’s comment: We note the forum provision on page 277. Please add a risk factor describing this provision and the related risks to investors and any uncertainty regarding the enforceability of the provision. Please also file the warrant agreement as an exhibit and ensure the exhibit is consistent with the scope of the forum provision you describe.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 96 to describe the forum provision and the related risks to investors and any uncertainty regarding the enforceability of the provision. The Company has further filed the warrant agreement as an exhibit to the Amended Registration Statement.

Terran Orbital has a limited operating history, page 43

9.	Staff’s comment: Clarify the reference to being a “pre-revenue company.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 46 to delete the reference to “pre-revenue company” given that the Terran Orbital Satellite Solutions segment did report revenues in 2020 and 2019.

Risks Related to Tailwind Two and the Business Combination, page 81

10.	Staff’s comment: Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18, 86 and 139 to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

11.	Staff’s comment: Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 to disclose the material risks to unaffiliated investors presented by taking Terran Orbital public through a merger rather than an underwritten offering.

The Proposed Certificate of Incorporation, page 93

12.	Staff’s comment: Please revise your disclosure here and page 270 so that it is consistent with the actual scope of the provision in Article XII of your proposed charter. For example, your disclosure here does not reference that Securities Act claims may be brought only in federal district courts. Likewise, Article XII fails to state that this provision does not apply to claims under the Exchange Act, contrary to your disclosure here.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 99 to 100 and 293 to 294 to be consistent with the scope of the provision in Article XII of New Terran Orbital’s proposed charter.

Conditions to Closing of the Business Combination, page 105

13.	Staff’s comment: Please clarify which conditions are subject to waiver.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 to clarify which conditions are subject to waiver.

Investor Rights Agreement, page 116

14.	Staff’s comment: Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10, 11, 122, 279, 280, 281, 282, to explain that neither the Investor Rights Agreement nor the registration rights set forth in the PIPE Subscription Agreements subject New Terran Orbital to any form of monetary penalty from delays in registering the New Terran Orbital Common Stock.

Background to the Business Combination, page 118

15.	Staff’s comment: Please revise to describe in greater detail the “level of interest in the PIPE” referenced at the bottom of page 125 that caused you to reach out to Mr. Staton.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 133 to describe in greater detail the level of interest in the PIPE which caused the Company to reach out to Mr. Staton.

Certain Terran Orbital Projected Financial Information, page 132

16.	Staff’s comment: We note that you present financial projections through the fiscal year ending December 31, 2028. Please expand your disclosures to further describe the key assumptions underlying the projections for the years ended 2022 through 2028 and to explain why you believe the assumptions are reasonable, particularly for later periods. Also explain how these assumptions and estimates resulted in the projected information you disclose and disclose any factors or contingencies that might prevent such growth from ultimately materializing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 142 to 143 to describe the key assumptions underlying the projections, explain why the assumptions are reasonable and cross reference the factors or contingencies set forth in the Risk Factors section that might prevent such growth from materializing.

Material U.S. Federal Income Tax Considerations, page 169

17.	Staff’s comment: Please have counsel revise its opinion concerning the material tax consequences so that it does not carve out the PFIC rules. Also, we note that counsel is “unable to opine” on the application of Section 367(b). If counsel can provide a “should” or “more likely than not” opinion, as suggested by the disclosure in the subsections that follow, please revise accordingly. For guidance, refer to Staff Legal Bulletin No. 19 which addresses assumptions and opinions subject to uncertainty.

Response: In accordance with Section III of Staff Legal Bulletin No. 19, Kirkland & Ellis LLP is unable to provide the requested opinions for the following reasons:

•	With respect to the PFIC rules, the applicability of the PFIC rules is dependent upon facts that are (i) specific to each individual shareholder and (ii) not determinable until after the close of the Company’s fiscal years. Therefore, the facts needed to provide an opinion are currently unknown to counsel and these rules cannot be included in an opinion. In addition, as disclosed in the Registration Statement, the law regarding the applicability of the PFIC rules to transactions like the Domestication is uncertain. The possible alternatives and risks of the applicability of the PFIC rules are discussed in the Registration Statement and counsel clearly states why it is unable to provide this opinion as required by Section III of Staff Legal Bulletin No. 19.

•	With respect to the application of Section 367(b), the applicability of the tax consequences of Section 367(b) is dependent upon facts that are (i) specific to each individual shareholder and (ii) not known until the Domestication is completed such as the cumulative earnings and profits of the Company through the date of Domestication. Therefore, the facts needed to provide an opinion are currently unknown to counsel and these rules cannot be included in an opinion. The possible alternatives and risks of the applicability of the Section 367(b) rules are discussed in the Registration Statement and counsel clearly states why it is unable to provide this opinion.

18.	Staff’s comment: Please provide an opinion of counsel addressing the tax consequences of redemption.

Response: In accordance with Section III of Staff Legal Bulletin No. 19, an opinion that covers the effects of exercising redemption rights is not appropriate because the disclosure provides that the redemption is expected to be a taxable transaction.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 185

19.	Staff’s comment: Please revise your balance sheet to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Response: The Company acknowledges the Staff’s comment and has added note (R) on page 205 to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 186

20.	Staff’s comment: In regards to your provision for income tax, we note that you have not included a pro forma adjustment for income taxes. Please disclose how you determined the provision for income taxes and benefit from income taxes used in your pro forma statements of operations for the period ended September 30, 2021 and December 31, 2020. In addition, specifically expand your disclosure to discuss the income tax rate used, as applicable.

Response: The Company respectfully advises the Staff that the unaudited pro forma condensed combined financial information does not give effect to any income tax benefit associated with the pro forma adjustments as such pro forma adjustments result in the generation of additional net operating losses offset by a full valuation allowance recorded on such net operating losses as it is more-likely-than-not that the net operating losses will not be utilized, resulting in a $0 impact. The Company has revised the disclosure in the basis of presentation on page 203 accordingly.

2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2021, page 188

21.	Staff’s comment: In regards to adjustment (C), please revise your footnote to disclose how you calculated the estimated fair value associated with the quarterly fee payable to the Insider PIPE investors. Please specifically disclose the methodology and assumptions used.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in adjustment (C) on page 204 to disclose how the Company calculated the estimated fair value associated with the quarterly fee payable to the Insider PIPE Investor and the methodology and assumptions used.

22.	Staff’s comment: In regard to the transaction costs disclosed in adjustment (D), please reflect the transactions costs related to Tailwind Two Acquisition costs and any transaction costs related to Terran Orbital Corporation that are not offering costs or debt issuance costs in the pro forma statements of operations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in adjustment (D) on page 204 to reflect the transactions costs related to the Tailwind Two Acquisition Corp. and transaction costs that are not offering costs or debt issuance costs.

3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, page 190

23.	Staff’s comment: In regards to adjustment (GG), please revise to disclose how you calculated the incremental interest expense resulting from the increase in debt under the maximum redemption scenario.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in adjustment (GG) on page 206 to disclose how the Company calculated the incremental interest expense resulting from the increase in debt under the maximum redemption scenario.

Conflicts of Interest, page 201

24.	Staff’s comment: We note the conflicts of interest discussion beginning on page 201 and fiduciary or contractual obligations to other entities, such as special purpose acquisition companies. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 218 to clarify how the board considered the fiduciary and contractual obligations to other entities.

Terran Orbital’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 230

25.	Staff’s comment: Please revise MD&A to more fully address the following:

•	In circumstances where there are multiple business reasons for changes in income statement line items, please quantify each business reason. For example, you indicate that the increase in cost of sales attributable to the Satellite Solutions segment was due to an increase in labor incurred in satisfying your customer contracts as well as an increase in scrap and obsolete materials and depreciation and amortization, partially offset by a larger release of reserves for anticipated losses as well as a decrease in materials and third party services incurred in satisfying your customer contracts without further quantification; and

•	Given the disclosures regarding the release of reserves for anticipated losses, please discuss the reason for the larger release of reserves and discuss whether this trend will continue in the future.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure (1) on pages 246 through 249 to quantify each business reason where there are multiple business reasons for changes in income statement line items and (2) on page 244 under the caption “Recent Developments” to provide more explanation regarding the risks and trends related to the Company’s reserve for anticipated losses on contracts.

Liquidity and Capital Resources
Liquidity, page 234

26.	Staff’s comment: On page 75, you indicate that New Terran Orbital’s ability to repay its debt is affected by the cash flow generated by its subsidiaries. In addition, payments to it by its subsidiaries will be contingent upon its subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions, including the Francisco Partners Facility. Please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X, if applicable. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 254 to discuss restrictions on Terran Orbital’s and New Terran Orbital’s ability to declare dividends in accordance with Rule 4-08(e)(1) of Regulation S-X. The Company respectfully advises the Staff that disclosures required under Rules 4-08(e)(3), 5-04 and 12-04 of Regulation S-X are not required as the Company’s existing and outstanding indebtedness does not restrict the ability of subsidiaries to transfer funds to Terran Orbital currently or New Terran Orbital following the Business Combination, respectively, in the form of cash dividends, loans or advances.

27.	Staff’s comment: Disclose and discuss your short-term and long-term liquidity requirements and priorities following the Business Combination, including the potential impact of potential cash redemptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 253 to disclose the short-term and long-term liquidity requirements and priorities of the Company following the Business Combination.

Critical Accounting Policies and Estimates
Fair Value of Debt and Equity Financial Instruments, page 239

28.	Staff’s comment: You disclosed that the fair value of your debt and equity financial instruments is determined by contemporaneous third-party valuations. Please provide the following:

•	Please clarify how management used the third-party valuations to determine the fair value of your debt and equity financial instruments. To the extent you relied on a third-party valuation firm, please tell us your consideration of including the name of the advisor and providing a currently dated consent from the advisor in your registration statement in accordance with Rule 436(b) of Regulation C or revise your references to third-party valuations; and

•	Please address the valuation methodologies used, including any significant assumptions, estimates and uncertainties involved in your determination of fair value. Please also address the facts and circumstances that result in differences between those valuations and the fair value implied by the current Business Combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 257 through 259 to (1) remove reference to third-party valuations as the Company takes full responsibility for the concluded fair value measurements, (2) revise its disclosure to provide more context on the methodologies and assumptions utilized in the Company’s fair value measurements and (3) provide additional context and background regarding the Business Combination’s impact on the Company’s concluded fair value measurements.

Beneficial Ownership of Securities, page 254

29.	Staff’s comment: Please revise the footnotes on page 256 to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities in the table on page 255.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 276 to 277 relating to the Francisco Partners Parties and the Beach Point Capital Parties. The Company further advises the Staff that it has been advised by Lockheed Martin Corporation, which is a public company whose shares are listed on the New York Stock Exchange, that there are no natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Lockheed Martin Corporation and its indirect wholly owned subsidiary, Astrolink International LLC.

Amendment to Certificate of Incorporation and Bylaws, page 269

30.	Staff’s comment: From your disclosure, it appears the provisions you discuss here, particularly the two-thirds voting requirement, represent changes from your articles of incorporation. If so, please revise to present those changes as separate proposals.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 170 to 171 to include a separate advisory proposal on the two-thirds voting requirement.

General

31.	Staff’s comment: Considering the disclosure in the Form S-1 relating to your initial public offering regarding the circumstances in which you would obtain a fairness opinion, please revise to disclose why you elected to obtain such an opinion in connection with this transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xi and 7 to disclose why it elected to obtain a fairness opinion in connection with this transaction.

32.	Staff’s comment: Please revise to discuss the purpose of the transaction with the Insider PIPE Investor, including what services, if any, will be provided in exchange for the quarterly fee. It appears from your disclosure that such investor is essentially receiving the securities in the PIPE for no consideration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the letter to Tailwind Two shareholders and on pages 11, 122, 279 and 282 to discuss the purpose of the transaction with the Insider PIPE Investor.

33.	Staff’s comment: Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully advises the Staff that it believes that the tabular presentation included in its response to Comment 3 is also responsive to this Comment 33.

34.	Staff’s comment: Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxi and 81 to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

35.	Staff’s comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the tabular presentation referred to in the response to Comment 3 to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Chris Hollod
Chris Hollod
Co-Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Peter Seligson
Kirkland & Ellis LLP

Rosa A. Testani
Dan Zimmerman
Jonathan R. Pavlich
Akin Gump Strauss Hauer & Feld LLP